[Goodrich Petroleum Corporation Letterhead]

July 26, 2005

VIA EDGAR AND FAX

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Attn: Ms. Regina Balderas

Re:	Goodrich Petroleum Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 25, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Filed May 10, 2005

File No. 1-12719

Ladies and Gentlemen:

On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 13, 2005 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2004 and Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2005. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Comment 1:

Form 10-K for the Fiscal Year Ended December 31, 2004

Note B—Summary of Significant Accounting Policies, page 37

Derivative Instruments and Hedging Activities, page 38

We understand that you assess “at inception, and on an ongoing basis, whether a derivative instrument used as a hedge is highly effective in offsetting changes in the fair value or cash flows of the hedged item.” Please expand on your policy disclosure to explain, in more detail, how hedge effectiveness is determined and evaluated. Also, please expand on your critical accounting policies discussion in MD&A at page 29 to provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. In your response, clearly describe to us the factors that contributed to your conclusion during the fiscal quarter ended March 31,2005 that the hedging derivatives were ineffective thereby resulting in the recognition in earnings an unrealized loss in the amount of $10,423,000.

Securities and Exchange Commission

July 26, 2005

Response:

As the Staff is aware, in order for us to treat such derivatives as cash flow hedges under SFAS 133, the hedging relationship must be “highly effective” in achieving offsetting cash flows attributable to the hedged risk. With respect to our disclosures concerning hedge effectiveness, we note that the accounting literature does not define a method by which hedge effectiveness is to be determined. Consistent with SFAS 133, at the inception of each hedge, we document that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, includes an evaluation of the most recent historical correlation between the derivative and the item hedged. As a matter of the Company’s current internal hedge policy, in performing this periodic assessment, we have used 80% as the minimum threshold to indicate that the historical pricing correlation between the derivative and the hedged item is “highly effective.” Financial analysis of the application of this 80% price correlation method would depend on a significant amount of detailed accounting and contract data going beyond that which could be meaningfully disclosed to investors in periodic reports. Further, this 80% correlation method, which has been applied consistently by the Company, may be revised in the future if the Company determines that there is a better method to measure hedge effectiveness, as contemplated in SFAS 133.

Through the Third Quarter 2004, our oil and gas hedges met our internal 80% minimum price correlation threshold. However, in the Fourth Quarter 2004, for the first time, our gas hedges fell below the 80% minimum threshold. Accordingly, we recognized in earnings an unrealized gain of $2,317,000 on the change in the fair value of our gas hedges during the Fourth Quarter of 2004 (our oil hedges continued to exceed the 80% threshold, accordingly, the effective change in fair value for our open oil hedges continued to be recorded as a component of equity). When our gas hedges were no longer deemed to be effective in the Fourth Quarter 2004, we included a disclosure in the MD&A section of our Fiscal Year 2004 Form 10-K indicating that such ineffectiveness, if it continued, could cause volatility in our future earnings. This disclosure was reflected in the last sentence of the first complete paragraph on page 22 of our Fiscal Year 2004 Form 10-K.

In the First Quarter 2005, our gas hedges again fell below the 80% minimum threshold, therefore, we recognized in earnings an unrealized loss of $10,423,000 on the change in the fair value of our gas hedges during that period (again, our oil hedges exceeded the 80% threshold, accordingly, the effective change in fair value for our open oil hedges continued to be recorded as a component of equity). In our First Quarter 2005 Form 10-Q, we included a disclosure in the MD&A section indicating that such ineffectiveness, if it continued, could cause volatility in our future earnings. This disclosure was reflected in the last sentence of the second complete paragraph on page 16 of our First Quarter 2005 Form 10-Q.

We believe that the above noted disclosures in our Fiscal Year 2004 Form 10-K and in our First Quarter 2005 Form 10-Q were appropriate to adequately inform investors of the

Securities and Exchange Commission

July 26, 2005

ineffectiveness of our gas hedges in those periods. Therefore, we respectfully submit that any revisions of our historical periodic reports should not be necessary to cover additional disclosure on hedge ineffectiveness. Our disclosures under “Derivative Instruments” on page 29 clearly flag the possibility of future hedge ineffectiveness as we evaluate our hedge positions for each quarter.

To the extent the Staff’s comment on providing information about the quality and potential variability of our earnings and cash flow is intended to cover matters other than the impact of hedge accounting discussed above, we note that significant factors affecting the variability of earnings and cash flow in the Company’s business are succinctly listed in the fourth paragraph under the introductory section of MD&A labeled “General” on page 21 of the Form 10-K.

Should the Staff disagree with our evaluation of our disclosure, we ask the Staff to consider accepting enhanced or revised disclosures on these topics in future filings, including our pending Form 10-Q filing for the quarter ended June 30, 2005. In this regard, for our Fiscal Year 2005 Form 10-K, we propose to expand the discussion of our derivative instruments and hedging activities in our financial statements in Note B – Summary of Significant Accounting Policies and under “Critical Accounting Policies and Estimates – Derivative Instruments” in MD&A, to include language substantially to the following effect:

“At the inception of each hedge, we document that the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, includes an evaluation of the most recent historical correlation between the derivative and the item hedged.”

Comment 2:

Engineering Comments

NOTE P—Supplemental Oil and Gas Reserve Information (Unaudited), page 55

We note your 2004 proved reserve revisions are -22% for gas and -44% for oil. Your 2004 proved reserve extensions, discoveries and other additions are +156% for gas and +25% for oil. Reconcile these changes to us. Include the reserve reports that are the bases for your 2003 and 2004 proved reserve disclosures, a discussion of the hyperbolic decline curve parameters that you used and any other supplemental information that you consider appropriate. Amend your document to explain these changes per paragraph 11 of Financial Accounting Standard 69. You may contact us for assistance in this matter.

Response:

Schedule I in Note P of our Fiscal Year 2004 Form 10-K includes a reconciliation of the changes in our proved oil and gas reserve volumes with all of the applicable reserve change categories which are specified in paragraph 11 of Statement of Financial Accounting Standards

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July 26, 2005

No. 69, Disclosures about Oil and Gas Producing Activities (i.e., revisions, purchases of minerals in place, extensions and discoveries, production, and sales of minerals in place). We respectfully submit that this schedule is appropriate to adequately inform investors of the changes in our proved oil and gas reserve volumes in each of those periods in a matter satisfying paragraph 11 and that no revision of our Fiscal Year 2004 Form 10-K is necessary. Should the Staff disagree with our evaluation of our disclosure, we ask the Staff to consider accepting enhanced or revised reserve disclosure in our future Form 10-K filings.

With respect to your request for underlying documentation, we will supplementally provide Mr. Winfrey directly with copies of our complete oil and gas reserve reports for the years ended December 31, 2003 and 2004. These reports were prepared by Coutret and Associates, Inc. (for the year ended December 31, 2003) and by Netherland Sewell & Associates, Inc. (for the year ended December 31, 2004). We will also provide Mr. Winfrey supplementally with a letter from Netherland Sewell & Associates, Inc. that will address the specific technical requests on our reserve reports.

Comment 3:

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Financial Statements

Consolidated Statements of Operations, page 5

We understand from the “Derivative Instruments and Hedging Activities” section of your summary of significant accounting policies discussion at page 39 of your Form 10-K for the fiscal year ended December 31, 2004 that “ineffective portions of a cash flow hedging derivative’s change in fair value are recognized currently in earnings as oil and gas revenues,” We note from the consolidated statements of operations and the related disclosure at page 11 of your Form 10-Q for the fiscal quarter ended March 31, 2005 that you “recognized in earnings an unrealized loss on derivative instruments in the amount of $10,423,000” and that the unrealized loss was reported as a component of “Other Income(Expense).” Please explain why these are not classified in a manner that is consistent with the policy described in your Form 10-K and support your classification of the unrealized loss as a component of “Other Income (Expense)” as opposed to a component of “Revenues.” In your response, indicate whether the change in reporting classification during the fiscal quarter ended March 31, 2005 reflects a change in your policy that you intend to consistently apply to all future periods.

Response:

As noted in our response to the first comment above, through the Third Quarter 2004, our oil and gas hedges were determined to be highly effective. In the Fourth Quarter 2004, our gas hedges were determined to be ineffective, therefore, we recognized in earnings an unrealized gain of $2,317,000 on the change in the fair value of our gas hedges during that period. We

Securities and Exchange Commission

July 26, 2005

reported that amount in our Fiscal Year 2004 Form 10-K in a separate caption of our Consolidated Statement of Operations entitled “Unrealized gain on derivatives.” We included that caption as a component of “Revenues” in our Consolidated Statement of Operations inasmuch as we believed that it was the most appropriate presentation for such an amount at that time. We respectfully submit that such disclosure was appropriate under accounting standards and clearly presented the issue to investors.

Subsequently, we compared presentation methods with other independent exploration and production companies which reported similar unrealized hedging gains and losses in their financial statements. Based on that research, we concluded that most other independent exploration and production companies were reporting unrealized hedging gains and losses as a component of “Other Income (Expense)” in their earnings statements. We believe that such presentation promotes greater clarity and transparency for the investor as it better reflects the components of net income. We, therefore, decided for 2005 to change our method of presentation, which did not constitute a change in our accounting policies. Accordingly, when our gas hedges again were determined to be ineffective in First Quarter 2005 resulting in an unrealized loss of $10,423,000 on the change in their fair value, we reported that amount in our First Quarter 2005 Form 10-Q in a separate caption of our Consolidated Statement of Operations entitled “Unrealized loss on derivatives,” which was included as a component of “Other Income (Expense).”

In our Form 10-Q’s for the Second Quarter 2005 and Third Quarter 2005, we fully intend to report any unrealized hedging gains and losses in those periods as a component of “Other Income (Expense).” In our Fiscal Year 2005 Form 10-K, we will report the net total of our unrealized hedging gains and losses for the entire year 2005 as a component of “Other Income (Expense)” and, for comparative purposes, will retroactively reclassify the previously reported unrealized gain of $2,317,000 for the year 2004 in a similar manner.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments arid provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Securities and Exchange Commission

July 26, 2005

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:

In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Staff respond to this correspondence as soon as possible in order for the Company to assure timely filing of its pending Quarterly Report Form 10-Q for the quarter ended June 30, 2005.

Very truly yours,

/s/ D. Hughes Watler, Jr.
D. Hughes Watler, Jr.
Chief Financial Officer